FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1  Press Release
	January 26, 2005
      Gold Reserve Completes Bankable Feasibility Study and Makes Production Decision on the Brisas Gold/Copper Mine



Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual mineral reserves may vary considerably from estimates presently made, our ability to obtain funding for development and production of the Brisas project, the impact of currency, metal prices and metal production volatility, the concentration of our operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, changes in proposed development plans (including technology used), delays or inability in obtaining required permits or concession interpretations or extensions, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov (including under the heading
"Risk Factors") and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: January 28, 2005			By: s/ Robert A. McGuinness
                                    Name:	Robert A. McGuinness
                                    Title: Vice President - Finance & CFO

EXHIBIT INDEX
99.1  Press Release

NR-05-02

GOLD RESERVE COMPLETES BANKABLE FEASIBILITY STUDY AND MAKES PRODUCTION DECISION ON THE BRISAS GOLD/COPPER MINE


SPOKANE, WASHINGTON January 26, 2005

Gold Reserve Inc. (TSX: GRZ - AMEX:GRZ) is pleased to announce that it has received the completed Bankable Feasibility Study from Aker Kvaerner Metals Inc. on its Brisas gold and copper property, located in southeastern Venezuela and, based on the positive conclusions contained therein, the Board of Directors has approved proceeding with the financing and construction of the mine.

The feasibility study operating plan assumes a large open pit mine containing proven and probable reserves of approximately 9.2 million ounces of gold and
1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound. The project anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 487,000 ounces of gold and 64 million pounds of copper over an estimated mine life of approximately 16 years.

The feasibility study assumed an economic base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, cash operating costs (net of copper credits) are estimated at $153 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, would be $262 per ounce of gold. Initial capital costs are currently estimated to be $552 million. All amounts are in U.S. dollars.

Key conclusions from the feasibility study are as follows:

 -Brisas is a world-class gold and copper deposit with favorable leverage to gold and copper prices, each $0.10 increase/decrease in copper prices changes net cash operating costs by $13 per ounce,
 -Pre-tax cash flow (NPV at 0% discount) approximates $103 million annually and over the life of mine approximates a total of $1.6 billion at current metal prices of $425 per ounce gold and $1.40 per pound copper,
 -The Brisas project cash operating and total costs per ounce are anticipated to be positioned in the lower half of the worldwide gold industry cost curve, -The ore-body is very large, predictable and open for further expansion, -The ore-body is relatively simple to mine, although special attention is required to pit dewatering in order to ensure mining efficiencies and pit slope stability,
 -The mining and processing methods are all based on conventional technology and no new or unproven technology is expected to be employed, -SGS Lakefield Research confirmed the Brisas project's gold and copper metallurgical recovery profiles,
 -Copper is an extremely valuable component to the project economics with a life of mine copper revenue of US$1.4 billion at current copper prices of $1.40 per pound,
 -Existing infrastructure (including transportation and power transmission) near the Brisas project minimizes capital and operating costs.


The following estimates are the key parameters contained in the feasibility study:

Proven & Probable Reserve

Based on Internal Cutoff Using Revenue of $2.76/tonne ($350/oz Au, $0.90/lb Cu)
-------------------------------------------------------------------------------
                               Au       Au                           Cu
Reserve     Tonnage  Au Grade  Grams    Ounces   Cu Grade  Cu        pounds
Category    (000's)  g/t       (000's)  (000's)  %         Tonnes    (000,000's)
-------------------------------------------------------------------------------
Proven      193,248  0.71      136,826  4,399    0.12      237,985      525
Probable    221,315  0.68      149,548  4,808    0.13      296,823      654
Total Ore   414,563  0.69      286,375  9,207    0.13      534,808    1,179

Strip ratio (waste to ore) - 1.81:1


Mill Through-Put                                     70,000 tonnes per day

Metallurgical Recovery
                                                          Gold        Copper
                                                          -----       ------
             Plant Recovery                               83.1%         87%
             Net Payable Metal                            82.4%         84%


Life of Mine Production            Gold                   7.59 million ounces
(payable metals)                   Copper                  997 million pounds

Average Annual Production                                 487,000 gold ounces
                                                     64 million pounds copper


Mine Life                                                            16 Years

Initial Capital Cost ($million)1

Mine                                                                 $ 106.7
Mill                                                                   276.7
Tailings                                                                31.6
Owner's Costs                                                           10.0
Pre-Stripping                                                           15.0
Indirect Costs (includes EPCM and Camp)                                 57.3
Contingency                                                             54.8
----------------------------------------------------------------------------
Total Initial Capital 1	                                             $ 552.1
----------------------------------------------------------------------------
1 A value added tax (VAT) of 15%, or US$69 million, is not part of the initial capital cost as it should be recovered within the first few years of construction and operations, pursuant to Venezuelan tax regulations. All IRR, NPV and total cost calculations include VAT and sustaining capital.


Base Case Economics - $400 per ounce gold and $1.00 per pound copper


Cash Operating Cost Per Ore Tonne

Mining and Dewatering                                                   $ 1.70
Processing                                                                2.21
General and Administrative                                                0.39
Transport and Freight                                                     0.37
Smelting and Refining                                                     0.61
------------------------------------------------------------------------------
Total cash operating cost per tonne                                     $ 5.28
------------------------------------------------------------------------------

Cost Per Ounce of Gold

Cash Operating Costs 1                                                   $ 153
Exploitation Tax                                                            13
Capital Cost (initial and sustaining)                                       96
------------------------------------------------------------------------------
Total Costs 2                                                            $ 262
------------------------------------------------------------------------------

Pre-Tax

Internal Rate of Return 3                                               12.1 %
 Net Present Value (NPV)   @ 0 % discount                        $1.05 billion
                           @ 5 % discount                         $392 million

NPV-The difference between the sum of the discounted cash flows that are expected from the project minus initial and sustaining capital, valued added tax, exploitation tax and operating costs.


Sensitivity To Gold and Copper Prices

                  Cash
                  Operating  Total              NPV          NPV        Payback
Metal Prices      Cost per   Cost per  Pre-Tax  @ 0%         @5%        Years(5)
Gold and Copper   Ounce(1)   Ounce(2)  IRR%(3)  millions(4)  millions(4)
--------------------------------------------------------------------------------
$450 Au/$1.50 Cu   $ 87       $201      19.4%     $1,890       $887       5.5
$425 Au/$1.25 Cu   $120       $231      15.9%     $1,469       $640       6.5
$400 Au/$1.00 Cu   $153       $262      12.1%     $1,046       $392       8.0
$375 Au/$0.95 Cu   $159       $268       9.7%     $  814       $255       9.2
$350 Au/$0.90 Cu   $166       $273       7.2%     $  581       $116      10.6
--------------------------------------------------------------------------------
Current Prices:
--------------------------------------------------------------------------------
$425 Au/$1.40 Cu   $100       $213      17.1%     $1,612       $724       6.1
--------------------------------------------------------------------------------

        1  Net of copper by-product credit.
        2 Net of copper credit and excluding costs incurred to date of approximately US $80 million.
        3  The after-tax IRR is 9.1% using $400 gold and $1.00 copper.
        4  Pre-tax and including VAT.
        5 Payback Years relates to recovery of equity invested as the financial model has been prepared on an un-leveraged equity only basis.



Financial Assumptions

The Bankable Feasibility Study financial model was prepared on an un-leveraged (equity only) basis, excluded an inflation allowance, provided for depreciation and amortization on a straight line and units of production basis and assumed a 34% Venezuelan corporate income tax rate.

Bankable Feasibility Study Preparation

The Bankable Feasibility Study was prepared by Aker Kvaerner Metals Inc. The Qualified Person in charge of the overall execution of the feasibility study is Tom Turk, Industrial Engineer, Mining Engineer and M.B.A. The Study includes work performed by other independent consultants under the coordination of Aker Kvaerner Metals. The geology, mineral resources, proven and probable reserves, mining sections and the financial analysis for the Study were performed by Pincock Allen & Holt, Inc. of Denver, Colorado. Metallurgical pilot plant test work was conducted by SGS Lakefield Research with guidance from Aker Kvaerner Metals. The metallurgical process flowsheet was designed by Aker Kvaerner Metals and the tailings facility design, hydrology study, geotechnical analysis and geochemical analysis were performed by Vector Colorado LLC of Denver, Colorado. Ingenieria Caura, SA of Venezuela and AATA International, Inc. of Fort Collins, Colorado conducted the environmental field work in Venezuela and are in the final stages of preparing the Venezuelan Environmental and Social Impact Study (V-ESIA) and the International Environmental and Social Impact Assessment (I-ESIA) for the financial institutions.

Proven and Probable Reserve

The proven and probable reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide, SEC Industry Guide 7 and CIMM Standards as adopted by CSA National Instrument 43 - 101. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G. and Susan Poos P.E. of Pincock Allen & Holt, and Brad Yonaka of Gold Reserve.

The Feasibility Study reserves do not include the results of the recently completed 15,000 meters of drilling concluded in December 2004. Assays are in process and we expect to update reserves in March. Any increase in mineable reserves would be expected to reduce our capital costs per recoverable ounce. The orebody remains open at depth for further expansions.

Near Term Project Activities

The Company has commenced several activities in order to initiate the development and construction of the Brisas mine and mill complex. These activities include initiating detailed engineering, hiring additional qualified managers, obtaining permits for construction, initiating site preparation, camp relocation and construction, evaluation of contract mining and lease purchase programs for mining equipment, and working to obtain the financing for the project.

First, proposals will be solicited from major Engineering, Procurement and Construction Management firms (EPCM) with international experience for the detail design and construction management. The Company anticipates completion of this activity during the first quarter this year. Detailed engineering for earthwork activities, the construction camp and other early construction activities will commence as soon as is practicable after the selection of the EPCM firm. In addition, orders will be placed for equipment that requires long lead times for manufacturing and delivery.

Information from the Bankable Feasibility Study is being used to complete an International Environmental and Social Impact Assessment (I-ESIA) meeting the IFC and World Bank standards for financing international projects and is scheduled for completion in the first quarter of 2005. In addition, an Environmental and Social Impact Study (V-ESIA) is being completed to meet Venezuelan requirements and an application is being prepared to obtain the "Authorization to Affect Natural Resources" (AANR), which must be granted by the Ministry of Environment and Natural Resources (MARN) before full construction can proceed. Approval of the V-ESIA and granting of the required permits is anticipated for the third quarter of 2005. However, the actual timing may vary.

Financing

Concurrent with the completion of the Bankable Feasibility Study, Endeavour Financial Corporation, the Company's financial advisor, has been evaluating conventional financial structures (a mix of debt and equity) with the objective to mininize shareholder dilution while maximizing the financial leverage of the project. The Company has 43 million shares outstanding on a fully diluted basis, which, considering the asset base, allows for ample flexibility in the structuring of the capital financial package.

David Rhodes, Managing Director of Project Finance for Endeavour, stated, "With the completion of the positive feasibility study we are moving forward with the assessment of various potential sources of project debt financing including commercial lending, multi-lateral agencies, and off-take and equipment financing. Indications of interest have already been received from a number of these sources and optimization and finalization of the financing structure will now proceed."

President's Comment

Doug Belanger, President of Gold Reserve, stated, "We are very pleased with our technical consultant's attention to detail and the professional manner in which they conducted their studies. With the completion of this Bankable Feasibility Study and upon expected approval of the Venezuelan Environmental and Social Impact Study we are closer to our goal of putting the Brisas project into production. We expect to initiate site preparation construction as soon as possible with permits currently issued. We believe the project is very robust and has substantial benefits for both the people of Venezuela and the shareholders of the Company. The benefits to the Venezuelan economy are widespread, through the employment of the local workforce and suppliers, exercising a multiplier effect on the economy as a whole. In addition, the project has many positive aspects including a low environmental impact for a project of this magnitude, no current social controversy attached to the development along with support for the project by the government. Gold Reserve also enjoys a good relationship with the local community and we will continue and expand our support in addition to implementing many initiatives to mitigate the impact of the project. Construction is expected to take two years from the granting of the permit to affect the resource (AANR) and startup is currently expected in 2007. During construction we expect to employ 2000 people directly and after startup Brisas will provide 900 full-time jobs. This is truly a major milestone for Gold Reserve as we move towards production at the Brisas project. It has required the hard work and dedication of all of our employees through some very tough periods. The rebound in the gold and copper prices, the low interest rate environment and the resurgence of the Venezuelan economy have come together at a critical time for the anticipated financing and development of the Brisas Project."

The summary portions of the Feasibility Study described in this press release are qualified in their entirety by the Executive Summary itself. This release should be read in conjunction with that summary. A copy of the Feasibility Study Executive Summary will be available on the Company's website at www.goldreserveinc.com, www.sedar.com and www.sec.gov shortly.

Gold Reserve Inc. is a Canadian company, currently developing its Brisas gold/copper project in Southeastern Venezuela. The Company currently has $33 million in cash and investments. Before full construction can proceed, the Company must obtain adequate financing.

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual mineral reserves may vary considerably from estimates presently made, our ability to obtain funding for development and production of the Brisas project, the impact of currency, metal prices and metal production volatility, the concentration of our operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, changes in proposed development plans (including technology used), delays or inability in obtaining required permits or concession interpretations or extensions, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov (including under the heading
"Risk Factors") and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

TO THE EXTENT IT IS DETERMINED THE COMPANY'S FINANCING PLANS WILL INCLUDE THE ISSUANCE OF ANY SECURITIES, ANY SECURITIES THAT MAY BE ISSUED PURSUANT TO ANY FINANCING OR OTHER OFFERING BY THE COMPANY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, SUCH REGISTRATION REQUIREMENTS. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SUCH SECURITIES, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO APPLICABLE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634